The Board of Trustees has selected Cohen Fund Audit Services,
Ltd (CFAS)
to serve as the Trusts independent registered public accounting firm for the Trusts fiscal year ended
October 31, 2010. The decision to select CFAS was recommended by the Audit Committee and was approved by the Board of Trustees on November 4, 2009. During the Trusts fiscal years ended October 31, 2009 and October 31,
2008, neither the Trust, its portfolios, nor anyone on their behalf consulted with CFAS on items which
(i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Trusts financial statements; or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(iv) of said Item 304).

The dismissal of KPMG LLP (KPMG) as the Trusts
principal accountants on November 4, 2009 which was
effective upon completion of its audits for the
fiscal year ended October 31, 2009 was recommended
by the Trusts Audit Committee and approved by the
Trusts Board of Trustees. KPMGs
reports on the Trusts financial statements as of and
for the
fiscal years ended October 31, 2009 and October 31,
2008 contained no adverse opinion or disclaimer of
opinion nor were they qualified or modified as to
uncertainty, audit scope, or accounting principles.
During the Trusts fiscal years ended October 31,
2009
and October 31, 2008, (i) there were no
disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Trusts financial statements for such years, and (ii) there were no reportable events of the kind described in Item
304(a)(1)(v) of Regulation S-K.